Exhibit 99.21

130 Adelaide St. W., Suite 1901, Toronto, ON M5H 3P5 Tel: (416) 364-4938 Fax: (416) 364-5162 office@avalonraremetals.com www.avalonraremetals.com

NEWS RELEASE

October 21, 2010	No. 10-22

Avalon Receives Scoping Study on North American Rare
Earth Separation Plant

Toronto, Ontario, — Avalon Rare Metals Inc. (the “Company” or “Avalon”) (AVL:TSX;  AVARF:OTCQX) announces that further to the Company’s news release dated August 18, 2010, SNC-Lavalin Inc. (“SNC-Lavalin”) has delivered the scoping study commissioned by the Company to provide an initial estimate of costs for the construction of a new rare earth separation plant in North America.

The separation plant flow sheet was designed to produce separated oxides of both the light rare earths and heavy rare earths present in the ore from Avalon’s Nechalacho deposit. A facility capable of separating individual heavy rare earths on a scale suitable for Avalon’s needs is not presently available outside of China. As noted by the Company’s Vice President, Sales and Marketing, Pierre Neatby, "Our prospective customers have indicated that they want Avalon to supply them with separated rare earth oxides, including the heavy rare earths, from a location outside China".

SNC-Lavalin has prepared a scoping study for a conceptual design of such a separation plant with an intended production capacity of 25,000 tonnes per annum (“t/a”). This plant capacity is intended to handle the presently contemplated production of 10,000 t/a from Nechalacho, any future Avalon production increases, and process material from other potential future producers, especially those producing chemical precipitates rich in the heavy rare earths. The estimated capital cost developed by SNC-Lavalin in the scoping study for such a separation plant is $346 million, with an intended level of accuracy of +/- 35%. It will be a very large facility, covering an area of some 5.2 acres (2.1 hectares). For the purpose of this study, a plant location in southern Ontario is assumed.

Key site selection criteria include proximity to transportation infrastructure, and proximity to suppliers of the principal reagents required which include hydrochloric acid and caustic soda. The delivered cost of these reagents accounts for most of the plant’s total estimated operating cost. A number of possible sites meeting these criteria have been identified by Avalon and additional sites will be considered in other parts of the world. With the scoping study in hand, the Company is now in a position to discuss alternatives with potential development partners and will immediately begin the process of investigating possible locations for this plant.

Don Bubar, President and CEO of Avalon, stated: “The inclusion of a dedicated separation plant into our development model for the Nechalacho project will enable Avalon to supply its customers with quality separated rare earth oxides and ultimately position Avalon as a leader in the rare earth marketplace in both the light, and also the truly rare, heavy rare earths.”

Rare earth elements are used in the production of many clean technology products such as hybrid and electric vehicles, wind turbines, and energy-efficient lighting and are also used extensively in the electronics industry. Primary supplies originate mainly from China and are increasingly constrained as Chinese internal demand starts to outstrip domestic supply. Recently, this has motivated the Chinese government to reduce the amount of separated rare earth oxides available for export to consumers outside China.

About Avalon Rare Metals Inc. (TSX:AVL, OTCQX:AVARF)
Avalon Rare Metals Inc. is a mineral exploration and development company focused on rare metals deposits in Canada. Its flagship project, the 100%-owned Nechalacho Deposit, Thor Lake, NWT, is emerging as one of the largest undeveloped rare earth elements resources in the world. Its exceptional enrichment in the more valuable 'heavy' rare earth elements, which are key to enabling advances in clean technology and other growing high-tech applications, is one of the few potential sources of these critical elements outside of China, currently the source of 95% of world supply. Avalon is well funded, has no debt and its work programs are progressing steadily. Social responsibility and environmental stewardship are corporate cornerstones. Avalon's performance on community engagement in the north earned it the 2010 PDAC Environmental and Social Responsibility Award.

Shares Outstanding: 92,316,470. Cash Resources: $42 million.

To find out more about Avalon Rare Metals Inc., please visit our website at www.avalonraremetals.com.  For questions and feedback, please e-mail the Company at ir@avalonraremetals.com or phone Donald S. Bubar, M.Sc., P.Geo., President and CEO, at 416-364-4938.

This news release contains forward-looking information and is subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking information. Forward-looking information is based on the opinions and estimates of management at the date the information is given, and is subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking information. The forward-looking information contained herein is given as of the date hereof and the Company assumes no responsibility to update or revise such information to reflect new events or circumstances, except as required by law.

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